SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

IRONCLAD PERFORMANCE WEAR CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

463013102

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 463013102

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,664,955
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,664,955
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,664,955
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based upon 76,704,275 shares of the Issuer’s Common Stock issued and outstanding as of November 6, 2013 as reported on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013.

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated December 17, 2012, as amended by Amendment No. 1 to Schedule 13D dated as of March 20, 2013 and Amendment No. 2 to Schedule 13D dated as of October 30, 2013 (collectively, the “Schedule 13D”). This Statement constitutes Amendment No. 3 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4. Purpose of the Transaction: is hereby amended by adding the following to the end of the section:

The Reporting Person wrote a letter to the Board of Directors of the Company dated February 10, 2014. A copy of the letter is attached as Annex A to this Amendment No. 3 to Schedule 13D.

Item 5. Interest in Securities of the Issuer: is hereby amended and restated in its entirety as follows:

(a) This statement relates to 7,664,955 shares of Common Stock owned by the Reporting Person. Based on the Company’s Form 10-Q for the quarterly period ended September 30, 2013, 76,704,275 shares of Common Stock were outstanding as of November 6, 2013. Therefore, the 7,664,955 shares of Common Stock reported on this Schedule 13D represent approximately 9.99% of the Company’s outstanding shares.

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock.

(c) During the 60 days prior to the event necessitating the amendment to this Schedule 13D, the Reporting Person effected no transactions in the Company’s securities.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 11, 2014

By:	/s/ Barry Fischer
Barry L. Fischer, attorney-in-fact for Ronald L. Chez

Annex A

February 10, 2014

Board of Directors

Ironclad Performance Wear Corporation

2201 Park Place, Suite 101

El Segundo, California 90245

To the Board of Directors of Ironclad Performance Wear Corporation:

As you are aware, I am one of, if not the largest, shareholders of Ironclad Performance Wear Corporation (“ICPW”, “Ironclad”, or the “Company”) with a current position of 9.96% of the shares outstanding. In the last several months, I have done extensive research on Ironclad and have discussed the Company at length with non-affiliated shareholders. I have deep concerns with respect to the Company as it stands today.

When I choose to make an investment in a company, I take a long term view, evaluating the business opportunity and the management team, including the Board of Directors. I was originally attracted to Ironclad based on its leadership in its core niche product suite, its strong performance in 2012, and the prospect of continued growth with new products like Ironclad’s KONG line. What has transpired since then involves a myriad of internal and performance related issues that have resulted in a significant decline in the Company’s performance, and that of its public market valuation.

I have previously expressed my concerns to selected Board members. My preference is to work with investments that I have made to increase their performance and overall market capitalization, rather than battle with management. In Ironclad’s case, action is required now.

First and foremost, the business is deteriorating. The third quarter showed sharp decreases across the board, including a revenue decline of 16.5%, and a gross margin decline of 21%, when compared to the prior quarter. Further, Ironclad has withdrawn its guidance for the remainder of 2013 and beyond, and cited significant challenges with respect to its business going forward. Ironclad is failing to capitalize on its market position, opportunities are being missed, and it is losing market share. Since the announcement of the third quarter numbers, the Company has been silent. Shareholders have lost confidence in the Company, and the stock has reacted accordingly.

In a very bullish market, the table below shows the rapid decline in the share price over the last year, as compared to the Russell 2000 and the Nasdaq Composite (through February 7, 2014):

Period	Ironclad	Nasdaq Composite	ICPW vs Nasdaq Composite	Russell 2000	ICPW vs Russell 2000
Since Jan 1, 2013	(43.0%)	28.4%	(71.4%)	25.3%	(68.3%)

Currently, the Company has a market capitalization of approximately $11.5 million, and based on the last reported cash balance and debt position, an enterprise value of only $14.4 million. Liquidity in the Company’s shares has dried up in the last six months, with average volume at approximately $5,000 of stock per day. The stock now trades by appointment. This is an extremely depressed valuation and a complete lack of liquidity.

The Board of Directors is ultimately responsible to shareholders and employees for ensuring that the Company has the resources it needs, and a credible plan in place to provide an optimum environment for success. It is obvious that this is a Board of Directors in conflict, rather than one acting in a cohesive fashion. In the past 18 months there has been clear conflict at the Board level, and the departure of Scott Jarus as Chief Executive, under what appeared to be unusual circumstances. The Board of Directors needs to be assessed for its relevance, and the people that will be most effective in furthering a turnaround. Board members need to have “skin in the game,” aligned with shareholders, which only a few appear to have today. In addition, the office of Chief Executive has not been filled with a permanent replacement for over 4 months, and no plan has been communicated to the public as to when or how this is going to be rectified. This is unacceptable. The Company’s failure to communicate its plan, the departure of Scott Jarus, the decline in operating performance, and the inability to secure a CEO for the Company are all symptomatic of a dysfunctional Board.

I expect appropriate communication regarding these issues and a meeting as soon as practicable. My interests are completely aligned with all shareholders. A complete review of strategic alternatives is imperative...now.

Sincerely,

Ronald Chez